SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31974]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 29, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 23, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Law Clerk, at (202) 551-5921 or Chief Counsel's

Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office,

100 F Street, NE, Washington, DC 20549-8010.

GAI Mesirow Insight Fund, LLC [File No. 811-22221]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has transferred its assets to GAI Corbin Multi-

Strategy Fund, LLC and, on December 31, 2015, made a final distribution to its shareholders

based on net asset value. Expenses of $150,231 incurred in connection with the reorganization

were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on January 6, 2016, and amended on January 7, 2016.

Applicant's Address: 401 South Tryon Street, Charlotte, North Carolina 28202.

Federated Enhanced Treasury Income Fund [File No. 811-22098]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has transferred its assets to Federated Enhanced

Treasury Income Fund, a portfolio of Federated Income Securities Trust, and, on October 23,

2015, made a final distribution to its shareholders based on net asset value. Expenses of

$161,790 incurred in connection with the reorganization were paid by applicant and the acquiring

fund.

Filing Dates: The application was filed on January 21, 2016.

Applicant's Address: 4000 Ericsson Drive, Warrendale, Pennsylvania 15086.

Nuveen New York Dividend Advantage Municipal Fund 2 [811-10253]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen New York Dividend Advantage Municipal Fund and, on May 26, 2015, made a final distribution to its shareholders based on net asset value. Expenses of $620,000 incurred in connection with the reorganization were paid by applicant and $285,000 were paid by the acquiring fund.

Filing Dates: The application was filed on January 22, 2016.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

EGA Frontier Diversified Core Fund [811-22782]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 16, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $14,813 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on January 27, 2016.

Applicant's Address: 155 West 19th Street, New York, New York 10011.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary